Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Ingevity Corporation	Delaware
Ingevity South Carolina, LLC	Delaware
Ingevity Virginia Corporation	Virginia
Ingevity Services, Inc.	Delaware
Invia Pavement Technologies, LLC	Oklahoma
Purification Cellutions LLC	Delaware
Ingevity Holdings Sprl	Belgium
Ingevity Quimica Ltda	Brazil
Ingevity India Private Limited	India
Ingevity Mexico S.A. de C.V.	Mexico
Ingevity Mexico Servicios S.A. de C.V.	Mexico
Ingevity Japan, GK	Japan
Ingevity Trading (Shanghai) Co. Ltd.	China
Ingevity Performance Materials (Zhuhai) Co., Ltd.	China
Ingevity Performance Materials (Suzhou) Co., Ltd.	China
Ingevity Hong Kong Ltd.	Hong Kong

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